UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
of the Securities Exchange Act of 1934

Commission File Numbers 333-141134, 333-141134-05

SLC Student Loan Trust 2009-1 (Issuer in respect of the Student Loan Asset-Backed Notes) SLC Student Loan Receivables I, Inc. (Depositor)
(Exact name of co-registrants as specified in their charters)

750 Washington Blvd. Stamford, Connecticut 06901 Telephone 1-203-975-6320
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Student Loan Asset-Backed Notes, Series 2009-1
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i) Rule 12g-4 (a) (1) (ii) Rule 12g-4 (a) (2) (i) Rule 12g-4 (a) (2) (ii)	[ ] [ ] [ ] [ ]	Rule 12h-3 (b) (1) (i) Rule 12h-3 (b) (1) (ii) Rule 12h-3 (b) (2) (i) Rule 12h-3 (b) (2) (ii) Rule 15d-6	[ ] [ ] [ ] [ ] [x]

Approximate number of holders of record as of the certification or notice date: 3

    Pursuant to the requirements of the Securities Exchange Act of 1934, SLC Student Loan Receivables I, Inc., acting as Depositor and on behalf of the referenced trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 26, 2010	BY: /s/ Scot H. Parnell
Scot H. Parnell
Chief Financial Officer